April 16, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Landmark Energy Enterprise, Inc.
Form 10-K/A for Fiscal Year Ended October 31, 2010
Filed February 14, 2012
File No. 000-54153

Dear Ms. Jenkins,

On behalf of Landmark Energy Enterprise, Inc. (the “Company”), I write in response to your comments issued to the Company on March 28, 2012.

Form 10-K/A filed February 14, 2012

Item 9A. Controls and Procedures, page 15

Limitations on the Effectiveness of Internal Controls, page 17

1.
We note you disclose under the section “Controls and Procedures” that your controls and procedures were not effective. We also note your statement in the subsection “Limitations on the Effectiveness of Internal Controls” that your “Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures are effective at that reasonable assurance level.” In future Exchange Act filings, please delete any reference to the level of assurance at which your disclosure controls and procedures are effective if such reference is not consistent with the disclosure under the section “Controls and Procedures.”

Response:  In future filings, we will delete any reference to the level of assurance at which our disclosure controls and procedures are effective if such reference is not consistent with the disclosure under the section “Controls and Procedures.”

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at Bernard & Yam, LLP, 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours,

   /s/ Man C. Yam
_________________________
        Man C. Yam, Esq.

Legal Counsel for Landmark Energy Enterprise Inc